Oppenheimer & Co. Inc. 85 Broad Street New York, New York 10004	Roth Capital Partners, LLC 888 San Clemente Drive Newport Beach, CA 92660

July 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Bio Blast Pharma Ltd.

Registration Statement on Form F-1 (SEC File No. 333-193824)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representative”), hereby join in the request of Bio Blast Pharma Ltd. (the “Company”) that the effective time of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on July 30, 2014 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from July 17, 2014 to the date of this letter, the preliminary prospectus dated July 14, 2014 and the preliminary prospectus dated July 25, 2014, in connection with the Registration Statement were distributed approximately as follows:

Copies to underwriters:	0
Copies to prospective dealers:	0
Copies to prospective institutional investors:	579
Copies to prospective retail investors and others:	931
Total:	1,510

The Representatives confirm on behalf of themselves and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

By: OPPENHEIMER & CO. INC.

By: /s/ Douglas Cameron

Name: Douglas Cameron

Title: Head of Equity Capital Markets

By: ROTH CAPITAL PARTNERS, LLC

By: /s/ Aaron Gurewitz

Name: Aaron Gurewtiz

Title: Head of Equity Capital Markets